Exhibit 99.2

Summary of Consolidated Financial Results

For the Six-Month Period Ended September 30, 2015

[Japanese GAAP]

November 13, 2015

Company name:	UBIC, Inc.
Stock exchange listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.ubic.co.jp/
Representative:	Masahiro Morimoto, Chief Executive Officer and Chairman of the Board
Contact:	Yaguchi Masami, Chief Financial Officer and Chief Administrative Officer
Tel.:	+81-3-5463-6344
Scheduled date of filing Quarterly Financial Report:	November 13, 2015
Scheduled date of commencement of dividend payment:	—
Supplementary materials for the quarterly financial results:	None
Briefing on the quarterly financial results:	Yes (for institutional investors and analysts)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Six-Month Period Ended September 30, 2015 (from April 1, 2015 to September 30, 2015)

(1)     Consolidated results of operations

(Percentage figures represent changes from the same period in the previous year)

Six-month period	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent
ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
September 30, 2015	4,421	53.1	20	(90.7)	21	(92.3)	(141)	—
September 30, 2014	2,887	37.8	223	—	276	—	232	—

Note:   Comprehensive income

Six-month period ended September 30, 2015..... ¥(114) million [–%]

Six-month period ended September 30, 2014..... ¥370 million [–%]

Six-month period	Net income per share (basic)	Net income per share (diluted)
ended	Yen	Yen
September 30, 2015	(3.99)	—
September 30, 2014	6.74	6.59

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio
As of	Millions of yen	Millions of yen	%
September 30, 2015 March 31, 2015	12,846 7,641	5,015 5,220	37.1 65.4

Reference: Equity

As of September 30, 2015	¥4,771 million
As of March 31, 2015	¥4,996 million

2.   Dividends

	Dividend per share
	End of the three-month period	End of the six-month period	End of the nine-month period	End of the year	Total
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2015	—	0.00	—	3.00	3.00
Year ending March 31, 2016	—	0.00
Year ending March 31, 2016 (Forecast)			—	3.00	3.00

Note: Changes from the latest dividend forecasts: None

3.   Consolidated Forecasts for the Year Ending March 31, 2016 (from April 1, 2015 to March 31, 2016)

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent		Net income per share
For the year ending	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
March 31, 2016	10,300	64.2	600	125.5	500	15.2	30	(88.5)	0.85

Note: Changes from the latest consolidated forecasts: Yes

Notes:

(1)     Changes in important subsidiaries during the six-month period ended September 30, 2015 (changes in the scope of consolidation): Yes

Number of newly consolidated subsidiaries: one company

Company name: EvD, Inc.

(2) Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements: Yes

(3)     Changes in accounting policies, changes in accounting estimates and restatements

1)	Changes in accounting policies associated with the revision of accounting standards	: None
2)	Changes in accounting policies other than the above	: None
3)	Changes in accounting estimates	: None
4)	Restatements	: None

(4)     Number of issued and outstanding shares (common stock)

1)  Number of issued and outstanding shares (including treasury stock)

As of September 30, 2015:                         35,491,360 shares

As of March 31, 2015:                                35,491,360 shares

2)  Number of treasury stock

As of September 30, 2015:                         630 shares

As of March 31, 2015:                                630 shares

3)  Average number of issued and outstanding shares during the six-month period

The six-month period ended September 30, 2015:   35,490,730 shares

The six-month period ended September 30, 2014:   34,492,697 shares

*      Status of quarterly review procedures

•  This summary of quarterly consolidated financial results falls outside the scope of quarterly review procedures required by the Financial Instruments and Exchange Act. The review procedures for the quarterly consolidated financial statements based on the stipulations of the said act were not completed at the time this summary of quarterly consolidated financial results was disclosed.

*      Explanations concerning the appropriate use of forecasts for results of operations and other special matters

•  The forecasts for results of operations in this report are based on information currently available to the UBIC Group (the “Group”) and assumptions determined to be reasonable, and are not intended to assure achievement of the Group’s operations. Actual results may differ significantly from the forecasts due to various factors.

UBIC, Inc. (2158) September 30, 2015 Financial

Table of Contents of Attachment

1.	Qualitative Information on Financial Results for the Six-Month Period Ended September 30, 2015		2

	(1)	Qualitative information regarding the consolidated operating results	2
	(2)	Qualitative information regarding the consolidated financial position	2
	(3)	Qualitative information regarding the forecast for the consolidated financial results	3

2.	Matters Relating to Summary Information (Notes)		4

	(1)	Changes in important subsidiaries during the six-month period ended September 30, 2015	4
	(2)	Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements	4
	(3)	Changes in accounting policies, changes in accounting estimates and restatements	4
	(4)	Supplementary information	4

3.	Quarterly Consolidated Financial Statements		5

	(1)	Quarterly consolidated balance sheets	5
	(2)	Quarterly consolidated statements of income and consolidated statements of comprehensive income	7
	(3)	Consolidated statements of cash flows	9
	(4)	Going-concern assumptions	10
	(5)	Segment information	10
	(6)	Significant changes in shareholders’ equity	11
	(7)	Significant subsequent events	11

1.        Qualitative Information on Financial Results for the Six-Month Period Ended September 30, 2015

(1)     Qualitative information regarding the consolidated operating results

In the six-month period ended September 30, 2015, UBIC Group (the “Group”) acquired the U.S. company Evolve Discovery (“EvD, Inc.”) in order to establish a sales structure in the United States, which is a major discovery market. EvD, Inc. operates as a one-stop shop for providing eDiscovery services widely across the United States, mainly in the west coast, utilizing a combination of its strong sales capabilities and rich experience in areas, such as litigation support consulting and project management.

Although the Group, as part of the strategy for its legal business, aimed to secure large-scale projects in Asia by establishing a sales structure in the region, the business environment in Asia is such that U.S. law firms and U.S. subsidiaries have already taken the lead. This fact caused the Group to realize that simply establishing a sales structure in Asia is not enough, and prompted the Group to make efforts to enhance its name recognition and strengthen its sales structure in the United States, which is a major market in the legal business. As a means of reaching these goals, the Group was listed on NASDAQ in May 2013, acquired TechLaw Solutions, Inc., which is based in the east coast of the United States, in August 2014, and acquired EvD, Inc. in July 2015. These acquisitions allowed the Group to secure large-scale projects on both the East and West coast of the United States and provide stable support from the U.S. for projects taken on from Asian corporations. As a result, the Group posted its highest sales to date in the six-month period ended September 30, 2015, and sales in the United States comprised approximately 50% of the Group’s overall sales for the same period. Thus, the Group has recognized that it has entered a new stage of growth.

Additionally, in order to accelerate expansion of its business into the field of marketing through data analysis utilizing artificial intelligence technology, the Group established UBIC MEDICAL, Inc. in April 2015, and then established the subsidiary Rappa, Inc., which is specialized in marketing operations. Further, the Group actively developed its business to enhance new solutions in other fields, and to cultivate the development of products and new businesses, as well as sales partners.

For the six-month period of the current fiscal year, net sales increased by 53.1% year on year to 4,421,092 thousand yen, operating profit decreased by 90.7% year on year to 20,818 thousand yen, ordinary income decreased by 92.3% to 21,193 thousand yen and net loss attributable to owners of the parent was 141,752 thousand yen (net income attributable to owners of the parent of 232,512 thousand yen a year earlier). As a result, the Group posted net loss despite the increase in net sales. The increase in sales did not translate into an increase in profit, despite a significant increase in net sales resulting from the acquisition of EvD, Inc., due to EvD acquisition-related costs of 254,884 thousand yen, amortization of goodwill of 39,160 thousand yen and losses recognized by two existing subsidiaries in the United States. Moreover, net loss attributable to owners of the parent was generated as a result of income taxes of 159,534 thousand yen in the six-month period ended September 30, 2015.

An overview of each business segment is as follows:

1)             eDiscovery business

Net sales from eDiscovery services were 4,182,964 thousand yen, an increase of 57.0% year on year, due to the significant increase resulting from the acquisition of EvD, Inc. and the continued steady performance in the area of large-scale cartel-related orders from Japanese corporations from the previous quarter.

2)             Legal and compliance professional services

Net sales in legal and compliance professional services were 195,134 thousand yen, an increase of 8.9% year on year, due the adoption of the Group’s email auditing tool “Lit i View EMAIL AUDITOR,” equipped with the Group’s artificial intelligence-based technology, by several large Japanese manufacturers, and positive performance in the area of forensic investigation on payment cards.

3)             Others

Net sales in other businesses were 42,993 thousand yen, a decrease of 4.3% year on year, due to the fewer patent-related consulting to the prior year.

(2)     Qualitative information regarding the consolidated financial position

(Assets)

Total assets increased by 5,205,282 thousand yen to 12,846,948 thousand yen compared with the end of the previous year.

Current assets increased by 1,290,994 thousand yen to 5,914,041 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 373,271 thousand yen in cash and deposits and an increase of 1,345,414 thousand yen in notes and accounts receivable-trade.

Noncurrent assets increased by 3,914,287 thousand yen to 6,932,906 thousand yen compared with the end of the previous year. This was primarily attributable to an increase of 1,781,268 thousand yen in customer-related assets and an increase of 1,630,040 thousand yen in goodwill.

(Liabilities)

Total liabilities increased by 5,410,425 thousand yen to 7,831,318 thousand yen compared with the end of the previous year.

Current liabilities increased by 4,747,842 thousand yen to 6,195,621 thousand yen compared with the end of the previous year. This was mainly due to an increase of 3,600,000 thousand yen in short-term loans payable.

Noncurrent liabilities increased by 662,582 thousand yen to 1,635,697 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 227,296 thousand yen in long-term loans payable and an increase of 872,744 thousand yen in deferred tax liabilities.

(Net Assets)

Total net assets decreased by 205,142 thousand yen to 5,015,630 thousand yen compared with the end of the previous year. This was attributable primarily to an increase of 105,392 thousand yen in valuation difference on available-for-sale securities, a decrease of 248,225 thousand yen in retained earnings and a decrease of 81,674 thousand yen in foreign currency translation adjustment.

(Status of cash flow)

As of September 30, 2015, cash and cash equivalents (hereinafter referred to as “net cash”) were 2,350,283 thousand yen.

The status of cash flows for the six-month period ended September 30, 2015, and the primary factors for those results are as follows:

(Cash flows from operating activities)

Net cash provided by operating activities was 112,179 thousand yen, a decrease of 405,059 thousand yen as compared with that for the six-month period ended September 30, 2014. This was mainly attributable to a decrease in income before income taxes and an increase in accounts receivable-trade.

(Cash flows from investing activities)

Net cash used in investing activities was 3,727,978 thousand yen, a decrease of 2,559,333 thousand yen as compared with that for the six-month period ended September 30, 2014. This was mainly attributable to payment for acquisition of subsidiaries’ stock with changes in the scope of consolidation of 3,351,511 thousand yen.

(Cash flows from financing activities)

Net cash provided by financing activities was 3,265,075 thousand yen, an increase of 2,220,820 thousand yen as compared with that for the six-month period ended September 30, 2014. This was mainly attributable to cash inflow of 3,700,000 thousand yen from proceeds from short-term loans payable.

(3)     Qualitative information regarding the forecast for the consolidated financial results

Please refer to the separate press release issued today titled “Notice Regarding Revisions to the Forecasts” on the consolidated operating forecasts for the year ending March 31, 2016.

Note: The operating forecasts are based on information currently available to UBIC, Inc. (the “Company”) and contain uncertainties. Actual operating results may differ significantly from the forecasts due to various factors.

2.        Matters Relating to Summary Information (Notes)

(1)     Changes in important subsidiaries during the six-month period ended September 30, 2015

The Company acquired all shares in EvD, Inc., which is consolidated as a subsidiary starting from the six-month period ended September 30, 2015.

(2)     Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements

(Calculation of income tax expenses)

Income tax expenses were calculated by reasonably estimating the effective tax rate based on the expected income before income taxes (net of the effects of deferred taxes) for the fiscal year to which the six-month period pertains, and multiplying income before income taxes for the pertaining period by the estimated effective tax rate.

(3)     Changes in accounting policies, changes in accounting estimates and restatements

Not applicable.

(4)     Supplementary information

The Company applied the rules stipulated in Paragraph 39 of the “Accounting Standard for Consolidated Financial Statements” (Accounting Standards Board of Japan Statement No. 22 of September 13, 2013). In addition, the Company changed the presentation of certain accounts, including income (loss) before minority interests, and minority interests are now presented as non-controlling interests.

The consolidated financial statements for the six-month period ended September 30, 2014, and for the previous fiscal year have been reclassified in order to reflect these changes in the presentation.

3.        Quarterly Consolidated Financial Statements

(1)     Quarterly consolidated balance sheets

(Thousands of yen)

	As of March 31, 2015	As of September 30, 2015
Assets
Current assets
Cash and deposits	2,726,397	2,353,125
Notes and accounts receivable-trade	1,569,511	2,914,925
Merchandise	1,407	14,173
Supplies	5,911	5,817
Deferred tax assets	56,329	156,237
Other	288,864	551,919
Allowance for doubtful accounts	(25,374)	(82,157)
Total current assets	4,623,047	5,914,041
Noncurrent assets
Property, plant and equipment
Buildings and structures, net	167,406	190,932
Tools, furniture and fixtures, net	607,500	677,460
Vehicles, net	—	14,774
Leased assets, net	6,210	4,207
Other, net	2,242	19,590
Total property, plant and equipment, net	783,359	906,964
Intangible assets
Software	871,134	882,223
Goodwill	168,977	1,799,017
Customer-related assets	372,823	2,154,092
Other	163,190	353,168
Total intangible assets	1,576,125	5,188,502
Investments and other assets
Investment securities	512,322	668,090
Guarantee deposits	130,414	150,230
Deferred tax assets	11,980	11,960
Other	4,415	7,158
Total investments and other assets	659,133	837,439
Total noncurrent assets	3,018,618	6,932,906
Total assets	7,641,666	12,846,948

(Thousands of yen)

	As of March 31, 2015	As of September 30, 2015
Liabilities
Current liabilities
Accounts payable-trade	92,044	453,953
Short-term loans payable	36,000	3,636,000
Current portion of long-term loans payable	454,591	454,592
Accounts payable-other	340,824	849,919
Income taxes payable	94,085	220,497
Provision for bonuses	165,456	141,765
Deferred tax liabilities	6,164	—
Other	258,610	438,892
Total current liabilities	1,447,778	6,195,621
Noncurrent liabilities
Long-term loans payable	770,076	542,780
Deferred tax liabilities	115,538	988,282
Liabilities for retirement benefits	36,505	42,950
Asset retirement obligations	43,762	44,007
Other	7,232	17,676
Total noncurrent liabilities	973,114	1,635,697
Total liabilities	2,420,893	7,831,318
Net assets
Shareholders’ equity
Capital stock	1,688,433	1,688,433
Capital surplus	1,475,893	1,475,893
Retained earnings	1,420,973	1,172,748
Treasury stock	(26)	(26)
Total shareholders’ equity	4,585,274	4,337,049
Accumulated other comprehensive income
Valuation difference on available-for-sale securities	239,649	345,042
Foreign currency translation adjustment	171,323	896,485
Total accumulated other comprehensive income	410,972	434,691
Subscription rights to shares	211,082	227,034
Non-controlling interests	13,443	16,855
Total net assets	5,220,772	5,015,630
Total liabilities and net assets	7,641,666	12,846,948

(2)     Quarterly consolidated statements of income and consolidated statements of comprehensive income

Consolidated statements of income for the six-month period ended September 30, 2015

(Thousands of yen)

	For the six-month period ended September 30, 2014	For the six-month period ended September 30, 2015
Net sales	2,887,813	4,421,092
Cost of sales	1,322,471	2,426,971
Gross profit	1,565,342	1,994,121
Selling, general and administrative expenses	1,341,597	1,973,303
Operating income	223,744	20,818
Non-operating income
Interest income	686	1,131
Dividend income	9,000	11,250
Foreign exchange gains	74,490	—
Other	1,365	6,602
Total non-operating income	85,542	18,984
Non-operating expenses
Interest expenses	3,784	7,533
Foreign exchange losses	—	355
Stock issuance cost	16,178	—
Syndicated loan fees	9,185	4,240
Other	3,926	6,478
Total non-operating expenses	33,075	18,608
Ordinary income	276,211	21,193
Income before income taxes and non-controlling interests	276,211	21,193
Income taxes	44,452	159,534
Net income (loss)	231,759	(138,341)
Net (loss) income attributable to non-controlling interests	(753)	3,411
Net income (loss) attributable to owners of the parent	232,512	(141,752)

Consolidated statements of comprehensive income for the six-month period ended September 30, 2015

(Thousands of yen)

	For the six-month period ended September 30, 2014	For the six-month period ended September 30, 2015
Net income (loss)	231,759	(138,341)
Other comprehensive income
Valuation difference on available-for-sale securities	91,996	105,392
Foreign currency translation adjustment	46,693	(81,674)
Total other comprehensive income (loss)	138,689	23,718
Comprehensive income (loss)	370,448	(114,622)
Comprehensive income attributable to:
Comprehensive income (loss) attributable to owners of the parent	371,201	(118,034)
Comprehensive (loss) income attributable to non-controlling interests	(753)	3,411

(3)     Consolidated statements of cash flows

(Thousands of yen)

	Previous year (from April 1, 2014, to September 30, 2014)	Current year (from April 1, 2015, to September 30, 2015)
Cash flows from operating activities:
Income before income taxes and non-controlling interests	276,211	21,193
Depreciation and amortization	255,772	394,995
Amortization of goodwill	801	25,615
Stock issuance cost	16,178	—
Syndicated loan fees	9,185	4,240
Increase in liabilities for retirement benefits	9,047	7,529
Decrease in provision for bonuses	(5,259)	(34,200)
(Decrease) increase in allowance for doubtful accounts	(2,025)	1,788
Interest and dividends income	(9,686)	(12,381)
Interest expenses	3,784	7,533
Foreign exchange (gains) losses	(69,340)	15,470
Increase in notes and accounts receivable-trade	(191,392)	(209,446)
Increase in inventories	(4,080)	(12,782)
Increase in accounts payable-trade	70,150	243,549
Increase (decrease) in accounts payable-other	91,443	360,714
Other, net	35,342	(338,813)
Subtotal	486,132	475,006
Interest and dividends income received	9,686	12,381
Interest expenses paid	(3,784)	(7,533)
Income taxes refunded or (paid)	25,204	(367,675)
Net cash provided by operating activities	517,238	112,179
Cash flows from investing activities:
Payments into time deposits	(904)	—
Purchase of property, plant and equipment	(91,295)	(203,577)
Purchase of intangible assets	(181,101)	(157,327)
Payments for guarantee deposits	(3,949)	(12,382)
Proceeds from guarantee deposits	181	1,476
Payments for acquisition of subsidiaries’ stock with changes in the scope of consolidation	(891,575)	(3,351,511)
Other, net	—	(4,656)
Net cash used in investing activities	(1,168,645)	(3,727,978)
Cash flows from financing activities:
Proceeds from short-term loans payable	100,000	3,700,000
Repayment of short-term loans payable	(64,000)	(100,000)
Repayment of long-term loans payable	(137,299)	(227,295)
Repayment of finance lease obligations	(1,246)	(1,268)
Proceeds from stock issuance	1,155,600	—
Proceeds from issuance of subscription rights to shares	1,570	—
Cash dividends paid	—	(106,472)
Payments of stock issuance cost	(5,334)	—
Payments of syndicated loan fees	(4,000)	(1,000)
Other, net	(1,032)	1,112
Net cash provided by financing activities	1,044,255	3,265,075
Effect of exchange rate change on cash and cash equivalents	22,960	(17,253)
Net increase in cash and cash equivalents	415,808	(367,976)
Cash and cash equivalents at the beginning of the period	1,378,443	2,718,259
Cash and cash equivalents at the end of the period	1,794,252	2,350,283

(4)     Going-concern assumptions

Not applicable.

(5)     Segment information

I. Six-month period of the previous year (from April 1, 2014 to September 30, 2014)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

						Amounts
						reported in the
						quarterly
						consolidated
	Reportable segment					statements of
	Japan	USA	Others	Total	Adjustments *(1)	income *(2)
Net sales
External sales	1,765,736	964,419	157,657	2,887,813	—	2,887,813
Intersegment sales and transfers	309,750	37,065	43,134	389,951	(389,951)	—
Total	2,075,487	1,001,485	200,792	3,277,764	(389,951)	2,887,813
Segment profits (losses)	266,356	12,019	(54,631)	223,744	—	223,744

Notes:	(1)	The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.
	(2)	Total segment profits (losses) equal to operating income reported in the quarterly consolidated statements of income.

2)  Information relating to assets for each reportable segment

The USA segment acquired shares of TechLaw Solutions, Inc., which was newly included in the scope of consolidation. This acquisition increased the assets of the USA segment by 1,137,856 thousand yen as of September 30, 2014, compared with the end of the previous fiscal year.

3)  Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment

(Significant changes in goodwill)

The USA segment acquired shares of TechLaw Solutions, Inc. as a consolidated subsidiary in the six-month period ended September 30, 2014. This acquisition increased goodwill by 147,045 thousand yen as of September 30, 2014, from the end of the previous period.

4) Matters relating to changes in reportable segments

(Early application of the Accounting Standard for Business Combinations)

The Accounting Standard for Business Combinations, the Accounting Standard for Consolidation and the Accounting Standard for Business Divestitures have become effective starting from the beginning of the consolidated fiscal year commencing on or after April 1, 2014. Accordingly, the Group applied these accounting standards (except for a provision in paragraph 39 of the Accounting Standard for Consolidation), and changed its accounting policy to recognize the acquisition-related costs as an expense in the consolidated fiscal year incurred from the three-month period ended June 30, 2014.

As a result, segment profits decreased by 87,803 thousand yen in the Japan segment and increased by 503 thousand yen in the USA segment compared with segment profits under the previous accounting policy.

II. Six-month period of the current year (from April 1, 2015 to September 30, 2015)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

						Amounts
						reported in the
						quarterly
						consolidated
	Reportable segment					statements of
	Japan	USA	Others	Total	Adjustments *(1)	income *(2)
Net sales
External sales	1,863,208	2,327,480	230,403	4,421,092	—	4,421,092
Intersegment sales and transfers	310,131	68,683	70,390	449,205	(449,205)	—
Total	2,173,340	2,396,163	300,794	4,870,298	(449,205)	4,421,092
Segment profits (losses)	(151,284)	173,654	(1,551)	20,818	—	20,818

Notes:	(1)	The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.
	(2)	Total segment profits (losses) equal to operating income reported in the quarterly consolidated statements of income.

2)  Information relating to assets for each reportable segment

The USA segment acquired shares of EvD, Inc., which was newly included in the scope of consolidation. This acquisition increased the assets of the USA segment by 5,793,059 thousand yen as of September 30, 2015, compared with the end of the previous fiscal year.

3)  Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment

(Significant changes in goodwill)

The USA segment acquired shares of EvD, Inc. as a consolidated subsidiary in the six-month period ended September 30, 2015. This acquisition increased goodwill by 1,636,678 thousand yen as of September 30, 2015, from the end of the previous period.

Note that the balance of goodwill is tentatively calculated because the allocation of acquisition costs has not been completed.

4) Matters relating to changes in reportable segments

Not applicable.

(6)     Significant changes in shareholders’ equity

Not applicable.

(7)     Significant subsequent events

Not applicable.

***

This report is solely a translation of “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with the generally accepted accounting principles in Japan. The English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.